Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004
Tel:  202.739.3000
Fax:  202.739.3001
www.morganlewis.com

Christopher D. Menconi
202.739.5896
cmenconi@morganlewis.com

VIA EDGAR


December 4, 2009

Dominic Minore
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549


         Re: The Advisors' Inner Circle Fund (the "Trust") Preliminary Proxy Statement File No. 811-06400
                  ----------------------------------------------------------

Dear Mr. Minore:

This letter responds to the comment you provided with respect to the preliminary proxy statement on Schedule 14A (the "Proxy Statement") filed on behalf of the Trust, pursuant to the Securities Exchange Act of 1934, as amended, and the Investment Company Act of 1940, as amended. Your comment with respect to the Proxy Statement, and the response thereto on behalf of the Trust, are provided below. All page references refer to the pages in the Proxy Statement. Capitalized terms not defined herein should be given the meaning provided in the Proxy Statement.

         1) In the second paragraph of page 2 of the Proxy Statement, please add disclosure that the Interim Agreement was approved by a separate vote of a majority of the Independent Trustees

                  Response:  We have made the requested change.


The Trust acknowledges the Commission press release, dated June 24, 2004 ("Press Release"), in which the Commission announced that, in connection with any filing upon which comments are provided to a registrant by the Commission staff, the staff would require a written representation from the registrant to the effect that the comment process would not be used as a defense by the registrant in any securities related litigation brought against it. In accordance with the position announced in the Press Release, and on behalf of the Trust, the Trust acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission and that it may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. The Trust further acknowledges that Commission staff comments or changes to disclosures in response to Commission staff comments in a filing reviewed by the Commission staff do not foreclose the Commission from taking any action with respect to such filing.

We hope that the foregoing is responsive to each of the comments you provided. Please do not hesitate to contact the undersigned at (202) 739-5896 if you have any questions concerning the foregoing.

                                            Sincerely,

                                            /s/ Christopher D. Menconi
                                            --------------------------
                                            Christopher D. Menconi